

July 9, 2015

Via Email
Theodore A. Dosch
Executive Vice President – Finance and Chief Financial Officer
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026

Re: Anixter International Inc.
Form 10-K for the Fiscal Year Ended January 2, 2015
Filed February 17, 2015
Form 8-K filed June 3, 2015
File No. 001-10212

Dear Mr. Dosch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 3, 2015

Exhibit 99.2

Unaudited Pro Forma Condensed Consolidated Statement of Income

1.   We note the pro forma statements you have presented in the filing. Please note that for discontinued operations meeting the definition in ASC 205-10-05 and that are not yet reflected in the annual historical statements of the registrant, pro forma income statements are typically required for the three most recent fiscal years and subsequent interim period. Please amend to provide this information or advise us.

2.	We note the pro forma adjustment decreasing Operating income by $50.8 million. Tell us why that amount is different from Operating income of $39.1 million you reported for the Fastener segment on page 68 of your Form 10-K for the fiscal year ended January 2, 2015. Please revise this pro forma statement of income, and the other statements provided in response to the comment above, to reference the adjustment to a footnote that explains how the amount was derived, the assumptions involved and how these assumptions differ from the policies used for your segment reporting. Refer to Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kevin Kuhar, Senior Accountant, at (202) 551-3662 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief